FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

FSD Pharma Inc. ("FSD" or the "Company")
199 Bay St., Suite 4000

Toronto, ON
M5L 1A9

Item 2: Date of Material Change

January 24, 2024.

Item 3: News Release

A news release disclosing the information contained in this material change report was issued by FSD on January 29, 2024, via Accesswire and subsequently filed on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

On January 24, 2024 the Company announced the appointment of Dr. Sanjiv Chopra to its board of directors. Dr. Chopra will be replacing Nitin Kaushal, who has resigned from his position on the board.

Item 5.1: Full Description of Material Change

The Company also announced that it has retained the services of SBS Intl Group LLC. ("SBS"), Draper, Inc. ("Draper") and Carriage House Capital, Corp. ("Carriage"), which will each play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants.

SBS, based in 4300 US Highway 1, Suite 203 - 240, Jupiter, Florida, has been engaged for a 12 month term and with either party having the right to terminate the engagement agreement upon providing seven days' notice. The contracts provide for the issuance of 100,000 options to purchase common shares of the Company ("Options") upon signing with exercise price of CA$1.50 (US$1.05). If the contract is not cancelled prior to, 19,000 Options shall vest on the 45th day, and 9,000 Options to vest monthly in months four through twelve. If the contract is terminated any unearned Options shall not vest. This contract was signed January 24, 2024. The terms of the contracts can be changed, and the contract can be renewed by mutual consent.

Draper, based in 35 Crest Loop, Staten Island, New York, and Carriage, based in 6953 Amboy Rd. Staten Island, New York, have been engaged for a 12-month term and with either party having the right to terminate the engagement agreement upon providing seven days' notice. The contracts provide for 350,000 Options to each of Draper and Carriage upon signing with exercise price of CA$1.50 (US$1.05) (700,000 Options in aggregate). If the contract is not cancelled prior to, 75,000 Options shall vest to each of Draper and Carriage on the 45th day, and 30,555 Options, subject to rounding, to vest monthly in months four through twelve to each of Draper and Carriage. If the contract is terminated any unearned Options shall not vest. This contract was signed January 24, 2024. The terms of the contracts can be changed, and the contract can be renewed by mutual consent.

SBS, Draper, and Carriage were engaged to, among others, provide a review of the Company's financial requirements, consult the Company's management on the status of its corporate awareness activities with brokerage firms, their brokers and money managers, provide the Company's management their analysis of corporate capital structure, assist the Company in financing arrangement to be determine, provide analysis of the Company's industry and competitors in the form of general industry reports provided directly to Company, and assist the Company in advising developing corporate partnering relationships. The terms of the contracts can be changed, and the contract can be renewed by mutual consent.

Any Options granted and any Common Shares issued under the foregoing, will be subject to a statutory hold period expiring on the date that is four (4) months and one day from the date of such the Options grant, the Company equity incentive plan adopted on May 16, 2022 (the "Plan"), and the Options agreements evidencing such grants. Except as described in this news release, none of SBS, Draper and Carriage has any interest, directly or indirectly, in the Company or its securities, or any right or intent to acquire such an interest.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Zeeshan Saeed

Chief Executive Officer, Executive Co-Chairman

T: (416) 854-8884

E: Zsaeed@fsdpharma.com

Item 9: Date of Report

February 6, 2024